January 16, 2007
VIA EDGAR AND COURIER
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Michele Anderson, Paul Monsour, Terry French and Cheryl Grant

RE:	HFF, Inc. Amendment No. 5 to the Registration Statement on Form S-1 File No. 333-138579
Ladies and Gentlemen:
HFF, Inc. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 5 (“Amendment No. 5”) to its Registration Statement on Form S-1 (Registration No. 333-138579). On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated January 12, 2007 from Ms. Michele Anderson to John H. Pelusi, Jr. For your convenience, the comments are included in this letter and are followed by the applicable response.
Principal Stockholders, page 80
1.	We note your disclosure on page 81 in note (d) to the table and that you have not included in Mr. Pelusi’s beneficial ownership total the shares beneficially owned by HFF Holdings LLC, of which Mr. Pelusi is managing member. Also indicate whether Mr. Pelusi has investment power over those securities, and, if he does, include the securities in your calculation of his beneficial ownership (any disclaimer of beneficial ownership could be reflected in a footnote to the table). Provide similar indication regarding other members of HFF, Inc. management that are also members of HFF Holdings LLC’s operating committee.
Response:
The Company accepts the Staff’s comment and has revised the disclosure on page 81 of the prospectus.
Underwriting, page 96
2.	We note your response to prior comment 30 from our December 6,2006 letter and paragraph 10(a)(2) of the form of underwriting agreement. Tell us in your response letter why the shares offered through the directed share program are being offered on a firm commitment basis. It would appear that, as a result of the indemnification provisions, the underwriter is not at risk for the shares sold through the directed share program following the closing of the offering.

Securities and Exchange Commission
January 16, 2007

Response:
Pursuant to the discussion this morning, the Company has revised the disclosure on pages 25, 31 and 100 of the prospectus.
If you have any questions, please feel free to contact James A. Lebovitz at 215.994.2510 or the undersigned at 215.994.2737. Thank you for your cooperation and prompt attention to this matter.
Sincerely,
Brian D. Short
Exhibits (via courier)

cc:	John H. Pelusi, Jr. James A. Lebovitz, Esq. Alan D. Schnitzer, Esq. Joshua Ford Bonnie, Esq.